Exhibit 99.1

Volvo Aero and Swedish Government Investing SEK 126 M
to Develop Aircraft Engines for the Future

STOCKHOLM, Sweden--(BUSINESS WIRE)--March 21, 2007--Volvo Aero (Nasdaq:VOLV) (STO:VOLVA) (STO:VOLVB) and the Swedish Government are each investing SEK 63 M when the government authority Vinnova distributes money for the first time to a commercial demonstrator program in the aerospace industry.

The investment will be used in the company's development of lightweight components for more fuel efficient, and thereby more environmentally compatible, aircraft engines.

Volvo Aero's application "Swedish demonstrator for environmentally compatible aircraft engines" is receiving part financing from Vinnova of SEK 63 M, which will be paid in installments from 2007 through 2010. Volvo Aero will invest the same amount during the period.

Vinnova's decision is positive for Volvo Aero, which has worked for sometime for Sweden to gain a national program to develop more environmentally compatible air transport.

"The reply was highly pleasing, since Sweden has never previously had a commercial demonstrator program in aviation. Aviation faces major challenges to deal with environmentally," states Volvo Aero's President, Olof Person. "We can contribute with lightweight technology so that the aviation industry combined shall achieve the emissions targets agreed by the entire industry in Europe."

Vinnova's aim with the so-called "Aviation technology and demonstrator program (Swedish acronym FLUD)" is to promote sustainable growth in Sweden through needs-motivated research.

Primarily, Vinnova wants

-- to facilitate companies to participate in international commercial demonstrator programs

-- to increase the share companies have in commercial product development programs

-- to create national propagation effects

-- research institutes as well as small and medium-size (SME) companies to participate.

All of these goals coincide with Volvo Aero's FLUD project, "Swedish demonstrator for environmentally compatible aircraft engines."

At the European level, Volvo Aero is participating in the forthcoming Joint Technologies Initiatives (JTI) within the EU's seventh framework program. The initiative in the aviation field is designated "Clean Sky," in which Volvo Aero is participating within SAGE (Sustainable And Green Engine), in cooperation with Rolls-Royce, Snecma, MTU and others. The company was recently named "Associate Member" within SAGE, a highly significant confirmation that Volvo Aero is working with lightweight technologies that are important for the entire industry.

Volvo Aero is also participating in a major cooperation with American engine manufacturers, whose aim is also to reduce fuel consumption.

Volvo Aero develops and manufactures components for aircraft and rocket engines with a high technology content in cooperation with the world's leading producers. Volvo Aero offers an extensive range of services, including sales of spare parts for aircraft engines and aircraft, sales and leasing of aircraft engines and aircraft, as well as overhaul and repair of aircraft engines. Volvo Aero is part of the Volvo Group, one of the world's leading manufacturers of trucks, buses and construction equipment, drive systems for marine and industrial applications, aerospace components and services. The Group also provides complete solutions for financing and service.

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CONTACT: Volvo Aero
Henrik Runnemalm, FLUD
Tel. +46 (0)70 282 5831
or
Andreas Svenungsson, Public Affairs
Tel. +46 (0)70 205 7199
or
Vinnova
Vilgot Claesson, Transport Unit
Tel. +46 (0)8 473 3056